UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GAMING AND LEISURE PROPERTIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

36467J108

(CUSIP Number)

Elliot D. Hoops

Vice President and Legal Counsel

Pinnacle Entertainment, Inc.

3980 Howard Hughes Parkway, Las Vegas, NV 89169

(702) 541-7777

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attn: Stephen F. Arcano

(212) 735-3000

July 20, 2015

(Date of event which requires filing of this statement)

If the filing persons have previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and are filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for the Reporting Persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36467J108

1.	NAME OF REPORTING PERSON Pinnacle Entertainment, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 24,727,163*
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 24,727,163*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,727,163*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.3%**
14.	TYPE OF REPORTING PERSON CO

*24,727,163 shares of common stock, par value $0.01 per share (“Common Stock”), of Gaming and Leisure Properties, Inc. (“GLPI”), a Pennsylvania corporation, are subject to Voting Agreements, dated July 20, 2015, entered into by Pinnacle Entertainment, Inc. (“Pinnacle”) and each of (i) Peter M. Carlino and the Carlino Family Trust (the “Carlino Group”) and (ii) Fortress Investment Fund V (GLPI SisterCo B) LP, Fortress Investment Fund V (GLPI SisterCo C) LP, Fortress Investment Fund V (GLPI SisterCo F) LP, Fortress Investment Fund V (Coinvestment GLPI Sister Co B) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo C), LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo F) LP,

Fortress Investment Fund V (GLPI SisterCo A) LP, Fortress Investment Fund V (GLPI SisterCo D) LP, Fortress Investment Fund V (GLPI SisterCo E) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo A) LP and Fortress Investment Fund V (Coinvestment GLPI SisterCo D) LP (the “Fortress Group”, and together with the Carlino Group, the “Shareholders”) (discussed in Items 3 and 4 below). Pinnacle expressly disclaims beneficial ownership of such shares pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The number of shares of Common Stock covered by the Voting Agreement represents approximately 21.3% of the outstanding Common Stock.

** The calculation of the foregoing percentage is based on the 115,846,867 of shares of Common Stock that were issued and outstanding as of April 30, 2015, as reported in GLPI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2015.

Item 1.	Securities and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (“Common Stock”) of Gaming and Leisure Properties, Inc. (“GLPI”). The principal executive office of GLPI is located at 825 Berkshire Blvd., Suite 400, Wyomissing, Pennsylvania, PA 19610.

Item 2.	Identity and Background.

This Statement is being filed pursuant to Rule 13d-1 under the Exchange Act, by Pinnacle Entertainment, Inc., a corporation organized under the laws of Delaware (the “Reporting Person”). The principal executive office of the Reporting Person is located at 3980 Howard Hughes Parkway, Las Vegas, NV 89169. The Reporting Person owns and operates 15 gaming entertainment properties located in Colorado, Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada and Ohio and holds a majority interest in the racing license owner, as well as a management contract, for Retama Park Racetrack located outside of San Antonio, Texas.

The name, business address, present principal occupation or employment, principal business address, and citizenship of each director and executive officer (including a director or executive officer who may be a controlling person) of the Reporting Person is set forth on Schedule A, which is attached hereto and incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the directors or executive officers which are identified in Schedule A attached hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and amount of Funds and Other Consideration.

As more fully described in Item 4 hereof, each of (i) Peter M. Carlino and the Carlino Family Trust (the “Carlino Group”) and (ii) Fortress Investment Fund V (GLPI SisterCo B) LP, Fortress Investment Fund V (GLPI SisterCo C) LP, Fortress Investment Fund V (GLPI SisterCo F) LP, Fortress Investment Fund V (Coinvestment GLPI Sister Co B) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo C) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo F) LP, Fortress Investment Fund V (GLPI SisterCo A) LP, Fortress Investment Fund V (GLPI SisterCo D) LP, Fortress Investment Fund V (GLPI SisterCo E) LP, Fortress Investment Fund V (Coinvestment GLPI SisterCo A) LP and Fortress Investment Fund V (Coinvestment GLPI SisterCo D) LP (the “Fortress Group”, and together with the Carlino Group, the “Shareholders”), who together are the record and/or beneficial owners of 24,727,163 shares (which represents approximately 21.3%) of the Common Stock, have entered into two separate Voting Agreements (as defined below) with the Reporting Person as described in Item 4. The transactions contemplated by the Voting Agreements (which is the basis for the beneficial ownership by the Reporting Person of certain shares of the Common Stock held by the Shareholders) are not expected to require the payment of any funds by the Reporting Person to the Shareholders. The Voting Agreement with the Fortress Group restricts, subject to certain restrictions, transfer of the Subject Shares held by the Fortress Group until November 1, 2015.

The Reporting Person has been informed that the Shareholders entered into the Voting Agreements to induce the Reporting Person to enter into the Merger Agreement described in Item 4.

Item 4.	Purpose of the Transaction.

Merger Agreement

On July 20, 2015, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GLPI and Gold Merger Sub, LLC (“Merger Sub”), providing for the merger of the Reporting Person with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of GLPI (the “Merger”). At the effective time of the Merger, each share of common stock, par value $0.10 per share, of the Reporting Person (the “Reporting Person Common Stock”) issued and outstanding immediately prior to the effective time (other than shares of Reporting Person Common Stock (i) owned or held in treasury by the Reporting Person or (ii) owned by GLPI, its subsidiaries or Merger Sub) will be cancelled and converted automatically into the right to receive 0.85 shares of Common Stock (the “Exchange Ratio” and together with the cash in lieu of fractional shares of Common Stock, the “Merger Consideration”).

Voting Agreements

Concurrently with the execution of the Merger Agreement, the Reporting Person entered into two separate voting agreements (the “Voting Agreements”) with each of the Shareholders. Pursuant to the Voting Agreements, and subject to the terms and conditions set forth therein, the Shareholders agreed to vote all of their shares of Common Stock (the “Subject Shares”) (i) in favor of (1) the issuance of Common Stock to the stockholders of the Reporting Person as Merger Consideration pursuant to the terms of the Merger Agreement (the “Share Issuance”) (2) without limitation of the preceding clause (1), the approval of any proposal to adjourn or postpone any meeting of the shareholders of GLPI at which the approval of the Share Issuance is to be voted upon (each, a “GLPI Shareholders Meeting”) to a later date in order to solicit additional proxies in favor of the Share Issuance if there are not sufficient votes for adoption of a resolution approving the Share Issuance on the date on which the GLPI Shareholders Meeting is held and (3) any other matter that would be reasonably expected to be in furtherance thereof submitted for a vote of GLPI’s shareholders and (ii) against any action that would prevent, impede, materially delay or materially impair the ability of GLPI or Merger Sub to consummate the Merger (clause (i) and (ii), together with certain additional matters, the “Transaction Matters”).

The Voting Agreement with the Carlino Group restricts transfers of the Subject Shares by the Shareholders, subject to certain exceptions. The Voting Agreement with the Fortress Group restricts, subject to certain restrictions, transfer of the Subject Shares held by the Fortress Group until November 1, 2015. In addition, pursuant to the Voting Agreements, the Shareholders granted to the Reporting Person an irrevocable proxy to, under certain circumstances, attend any and all GLPI Shareholders Meetings and vote or issue instructions to the record holder to vote such Subject Shares in accordance with the Transaction Matters. The Voting Agreements will terminate automatically upon the earlier of (i) termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger; (iii) any Adverse Recommendation Change (as defined in the Merger Agreement); (iv) the making of certain material changes, amendments, waivers or other modifications to the Merger Agreement, including any such action that increases the amount or changes the form of the consideration to the stockholders of Pinnacle and (v) the End Date (as defined in the Merger Agreement).

In connection with the Merger Agreement, the Reporting Person will enter and has entered into certain additional agreements to effectuate the separation of the Reporting Persons’ real estate from its operations. Forms and copies of such agreements, as applicable, are attached to the Merger Agreement and are described further in the Reporting Person’s Current Report on Form 8-K, filed with the SEC on July 23, 2015.

The foregoing summaries of the Merger Agreement and Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements which are incorporated by reference as Exhibits 1 and 2, respectively.

The Reporting Person may be deemed to have acquired shared voting power with respect to the Subject Shares owned by the Shareholders through the Voting Agreements. The Reporting Person has not expended any funds in connection with the execution of the Voting Agreements.

Except as set forth in this Schedule 13D or as contemplated by the Merger Agreement and Voting Agreements, the Reporting Person has no present plans or proposals which relate to or which would result in any of the transactions described in Item 4 of this Statement.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Immediately prior to the execution of the Voting Agreements, the Reporting Person did not own any shares of Common Stock. However, as of execution of the Voting Agreements on July 20, 2015, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 24,727,163 shares of Common Stock, representing approximately 21.3% of the Common Stock (based on the 115,846,867 of shares of Common Stock that were issued and outstanding as of April 30, 2015, as reported in GLPI’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2015). Accordingly, the percentage of the outstanding shares beneficially owned by the Reporting Person is approximately 21.3%.

Except as set forth above, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule A hereto, owns any shares of Common Stock.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as specifically set forth in this Item 5, neither the Reporting Person or, to the best knowledge of the Reporting Person, any of the persons listed on Schedule A has effected any transaction in the Common Stock during the past 60 days.

(d) The Reporting Person does not have the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Statement.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth in Item 4 of this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule A and between such persons and any other person with respect to any securities of GLPI, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits.

The following documents are filed or incorporated by reference as exhibits to this Statement:

Exhibit Number	Description of Exhibit

Exhibit 1	Agreement and Plan of Merger, dated as of July 20, 2015, by and among the Reporting Person, Gaming and Leisure Properties, Inc. and Gold Merger Sub, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Reporting Person with the Securities and Exchange Commission on July 23, 2015)

Exhibit 2	Voting Agreement, dated July 20, 2015, by and among the Reporting Person and the Carlino Group (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Reporting Person with the Securities and Exchange Commission on July 23, 2015)

Exhibit 3	Voting Agreement, dated July 20, 2015, by and among the Reporting Person and the Fortress Group (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Reporting Person with the Securities and Exchange Commission on July 23, 2015)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PINNACLE ENTERTAINMENT, INC.

Dated: July 24, 2015	By:	/s/Carlos A. Ruisanchez
		Name:	Carlos A. Ruisanchez
		Title:	President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

PINNACLE ENTERTAINMENT, INC.

Set forth below are the name, business address and present occupation or employment of each director and executive officer of Pinnacle Entertainment, Inc. (“Pinnacle”). Except as indicated below, each such person is a citizen of the United States. None of the directors or executive officers named below beneficially owns any Common Stock of Gaming and Leisure Properties, Inc. Directors of Pinnacle who are also executive officers of Pinnacle are indicated by an asterisk. Except as indicated below, the business address of each director and executive officer of Pinnacle is 3980 Howard Hughes Parkway, Las Vegas, NV 89169.

DIRECTORS OF PINNACLE

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS

Anthony Sanfilippo	Mr. Sanfilippo is currently Chief Executive Officer and director of Pinnacle Entertainment, Inc.

James L. Martineau	Mr. Martineau is currently the Non-Executive Chairman of the Board of Pinnacle Entertainment, Inc. He is also a Business Advisor and Private Investor.

Jaynie Miller Studenmund	Ms. Studenmnund is currently a Corporate Director and Advisor.

Desirée Rogers	Ms. Rogers is currently the Chief Executive Officer of Johnson Publishing Company, LLC.

Bruce A. Leslie	Mr. Leslie is currently an attorney, Bruce A. Leslie, Chtd.

Stephen Comer	Mr. Comer is retired and previously served as an Accounting Firm Managing Partner.

Charles L. Atwood	Mr. Atwood is currently a Corporate Director, Advisor and the Lead Trustee of Equity Residential

EXECUTIVE OFFICERS OF PINNACLE

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	ADDRESS

Anthony M. Sanfilippo	Mr. Sanfilippo is currently Chief Executive Officer of Pinnacle Entertainment, Inc.

Carlos A. Ruisanchez	Mr. Ruisanchez is currently President & Chief Financial Officer of Pinnacle Entertainment, Inc.

Virginia E. Shanks	Ms. Shanks is currently Executive Vice President & Chief Administrative Officer of Pinnacle Entertainment, Inc.

John A. Godfrey	Mr. Godfrey is currently Executive Vice President, General Counsel & Secretary of Pinnacle Entertainment, Inc.

Troy A. Stremming	Mr. Stremming is currently Executive Vice President of Government Relations & Public Affairs of Pinnacle Entertainment, Inc.

Neil E. Walkoff	Mr. Walkoff is currently Executive Vice President of Operations of Pinnacle Entertainment, Inc.